1(212) 318-6275

rachaelschwartz@paulhastings.com

June 11, 2013	77355.00005

VIA EDGAR

Ms. Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.
File Nos.: 333-173800 and 811-08476

Dear Ms. Hatch:

This letter responds to your comments communicated to the undersigned by telephone on May 16, 2013, with respect to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Multimedia Trust Inc. (the “Fund”), which was filed with the Securities and Exchange Commission on April 8, 2013 (SEC Accession No. 0001193125-13-145767).

The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1. If the Fund intends to use any of the proceeds from the offering to redeem outstanding preferred stock, you have requested that the Fund add such disclosure to the “Use of Proceeds” sections.

Response 1. The Fund has added such disclosure.

Comment 2. On page 23, in the first sentence under the “Risk Factors and Special Considerations” section, you have noted that “evaluation” should be changed to “evaluating.”

Response 2. The disclosure has been amended.

Comment 3. On page 23, under “Leverage Risk,” you have requested that the Fund disclose that the current fee waiver will not apply to issuances of preferred stock from this offering.

Response 3. The requested disclosure has been added.

Comment 4. You have noted that in the Prospectus Supplement relating to Subscription Rights for Preferred Stock, page PR-1 states that the subscription rights are being offered to common stockholders, whereas on page PR-5 it states that the subscription rights may be offered to holders of common or preferred stock. You have requested that we conform the disclosure with respect to these two pages.

June 11, 2013

Response 4. The Registrant has conformed the disclosure to state that subscription rights may be offered to holders of common or preferred stock.

Comment 5. You have requested that the Registrant confirm that subscription rights for common stock would only be offered to common stockholders.

Response 5. The Registrant so confirms.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

CC:	Agnes Mullady, Gabelli Funds, LLC

The Gabelli Multimedia Trust Inc.

One Corporate Center

Rye, NY 10580-1422

Tel. (914) 921-5070

Fax (914) 921-5118

www.gabelli.com

info@gabelli.com

June 11, 2013

VIA EDGAR

Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.
File Nos.: 333-173800 and 811-08476

Dear Ms. Hatch:

In connection with your review of the Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Multimedia Trust Inc. (the “Fund”) that was filed with the Securities and Exchange Commission on April 8, 2013 (SEC Accession No. 0001193125-13-145767), the Fund acknowledges that:

1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2. The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have any questions, please feel free to contact the undersigned at 914.921.8371.

Sincerely,

/s/ Agnes Mullady

Agnes Mullady

Treasurer and Secretary